SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*



                         China Yuchai International Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G210821050
     -----------------------------------------------------------------------

                                 (CUSIP Number)
                                  Qin Xiaocong
                        Room E, 21/F., Flate, Ka On Bldg.
                            8-14 Connaught Rd., West
                                    Hong Kong
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 24, 2002
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

--------------------------                             -------------------------
  CUSIP NO.   G210821050              13D                PAGE  2  OF  7  PAGES
--------------------------                             -------------------------

----- ----------------------------------------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Goldman Industrial Ltd.
----- ----------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                     (a) [ ]
                                                                                                              (b) [ ]

----- ----------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY


----- ----------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      Not Applicable
----- ----------------------------------------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


----- ----------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
----------------- ----- ----------------------------------------------------------------------------------------------
       NUMBER OF      7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                8,601,550
        OWNED BY  ----- ----------------------------------------------------------------------------------------------
          EACH        8         SHARED VOTING POWER
       REPORTING
         PERSON   ----- ----------------------------------------------------------------------------------------------
          WITH        9         SOLE DISPOSITIVE POWER

                                8,601,550
                  ----- ----------------------------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER


----- ----------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,601,550
----- ----------------------------------------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [ ]


----- ----------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.3%
----- ----------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
----- ----------------------------------------------------------------------------------------------------------------

--------------------------                             -------------------------
  CUSIP NO.   G210821050              13D                PAGE  3  OF  7  PAGES
--------------------------                             -------------------------

----- ----------------------------------------------------------------------------------------------------------------

----- ----------------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Coomber Investment Ltd.
----- ----------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) [ ]
                                                                                                               (b) [ ]

----- ----------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

----- ----------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      Not Applicable
----- ----------------------------------------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----- ----------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
----------------- ----- ----------------------------------------------------------------------------------------------
       NUMBER OF      7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY              8,601,550
        OWNED BY  ----- ----------------------------------------------------------------------------------------------
          EACH        8         SHARED VOTING POWER
       REPORTING
         PERSON   ----- ----------------------------------------------------------------------------------------------
          WITH        9         SOLE DISPOSITIVE POWER

                                8,601,550
                  ----- ----------------------------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER


----- ----------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,601,550
----- ----------------------------------------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]


----- ----------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.3%
----- ----------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
----- ----------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

The class of equity security to which this statement relates is the Common Stock, par value $0.10 per share, of China Yuchai International Limited, a Bermuda corporation ("CYI"). The address of CYI's principal executive office is 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581.


Item 2.  Identity and Background.
         -----------------------

(a), (b) and (c)

Goldman Industrial Ltd. ("Goldman"), No. 20, Xinzhu Road, Naning, Gangxi, China, is a British Virgin Islands corporation, principally engaged in the business of a holding company. Coomber Investment Ltd. ("Coomber"), Room E, 21/F., Flate, Ka On Bldg., 8-14 Connaught Road, West, Hong Kong, a British Virgin Islands corporation, is a wholly-owned subsidiary of Goldman through which Goldman holds 8,601,550 shares of Common Stock of CYI. Information is provided below with respect to the persons who are directors and senior management of the reporting persons.

Qin Xiaocong, Chairman of the Board of Goldman and of Coomber, Room E, 21/F., Flate, Ka On Bldg., 8-14 Connaught Road, West, Hong Kong;

Zhu Guoxin, Director of Goldman and Director of Coomber, Room E, 21/F., Flate, Ka On Bldg., 8-14 Connaught Road, West, Hong Kong;

Yuan Xucheng, Director of Goldman and of Coomber, No. 20, Xinzhu Road, Naning, Gangxi, China

(d) and (e)

To the knowledge of the reporting persons, neither the reporting persons nor any of the individuals listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The individuals listed above are citizens of the People's Republic of China.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

On October 24, 2002, Goldman acquired all of the outstanding shares of Coomber. At the time of such acquisition, Coomber was the owner of 8,601,550 shares of Common Stock of CYI. As a result of such transaction, Goldman, through Coomber, became the beneficial owner of the shares of Common Stock of CYI owned by Coomber.


Item 4.  Purpose of Transaction.
         ----------------------

Goldman acquired all of the outstanding shares of Coomber for investment purposes. The reporting persons presently do not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The reporting persons may make additional purchases of Common Stock of CYI either in the open


                               Page 4 of 7 Pages
market or in private transactions depending on their evaluation of CYI's business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the reporting persons may decide in the future to sell all or part of their investment in the CYI Common Stock.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Goldman, through Coomber, is the beneficial owner of 8,601,550 shares of Common Stock of CYI, which represents approximately 24.3% of the outstanding Common Stock of CYI. To the knowledge of the reporting persons, no person named in Item 2 beneficially owns any CYI shares.

Goldman, through Coomber, has the sole power to vote and the sole power to dispose of all shares of CYI Common Stock owned by it.

No transactions in the Common Stock of CYI were effected during the past 60 days by any person named in paragraph (a) above.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale, of the shares of CYI Common Stock.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
             to Securities of the Issuer.
             ----------------------------

None.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

See Exhibit Index on page following Signatures.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 13, 2002.

                                                       GOLDMAN INDUSTRIAL LTD.


                                                       By: /s/ Qin Xiaocong
                                                           Chairman of the Board


                                                       COOMBER INVESTMENT LTD.


                                                       By: /s/ Qin Xiaocong
                                                           Chairman of the Board


                               Page 5 of 7 Pages

                                  EXHIBIT INDEX



Exhibit           Description
-------           -----------

   A              Agreement as to Joint Filing






                               Page 6 of 7 Pages

                                    EXHIBIT A
                                    ---------





         The undersigned hereby agree to file a joint Schedule 13D with respect to the interests of the undersigned in China Yuchai International Ltd. and that the Schedule 13D to which this Exhibit A is attached has been filed on behalf of each of the undersigned.


Dated:   November 13, 2002.

                                                       GOLDMAN INDUSTRIAL LTD.


                                                       By: /s/ Qin Xiaocong
                                                           Chairman of the Board


                                                       COOMBER INVESTMENT LTD.


                                                       By: /s/ Qin Xiaocong
                                                           Chairman of the Board





                               Page 7 of 7 Pages